82-4723

PRICER

PRESS RELEASE

from Pricer AB (publ) November 14, 2003

EXTRAORDINARY GENERAL MEETING IN PRICER AB 14 NOVEMBER 2003 APPROVES THE BOARD'S DECISION OF NEW SHARE ISSUE

Pricer´s Extraordinary General Meeting was held November 14, 2003. The following decisions were taken.

Issue of shares with right of preference for the shareholders.

The Extraordinary General Meeting decided to approve the Board's decision of 28 October 2003 to increase Pricer's share capital by not more than SEK 11,076,001.60 through an issue of not more than 110,760,016 new series B shares, each for a nominal value of SEK 0.10. The company's shareholders shall have a right of preference to subscribe for new shares. Regardless of class of share, every full three shares shall entitle the holder to subscription of one new series B share. The issue price shall be SEK 0.50 per share. Subscription of shares with a right of preference shall be made in cash during the period 28 November 2003 – 12 December 2003. The record day for participation in the new share issue shall be 24 November 2003.

Issue of debt instrument with warrants.

The Extraordinary General Meeting decided to approve the Board's decision of 28 October 2003 to raise a subordinated loan for a nominal value of SEK 1,000 through an issue of a debt instrument of a nominal value of SEK 1000 linked with 110,760,016 detachable warrants for subscription of series B shares, each with a nominal value of SEK 0.10 following which the company's share capital could increase by not more than SEK 11,076,001.60. Only the wholly-owned subsidiary, Pricer Communication AB, shall be entitled to subscribe for the debt instrument with a departure from the shareholders' right of preference. Subscription for and payment of the debt instrument linked with detachable warrants for subscription of new shares shall be made not later than 30 November 2003. The subordinated loan matures for payment on 31 January 2004 and shall run at an annual interest of five (5) per cent. The warrants entitle holders to subscription of new shares in the company at a price of SEK 0.50 per share during the period 31 May 2004 to 11 June 2004 inclusive. The detachable warrants shall be transferred on, free of charge, by Pricer Communication AB to those of the company's shareholders who have subscribed for shares in accordance with the new share issue above. One (1) warrant, which entitles the holder to subscription of one (1) series B share, shall be received for every subscribed and allocated share.

dlw 12/5

Issue of shares without right of preference for the shareholders.

The Extraordinary General Meeting decided to approve the Board's decision of 28 October 2003 to increase Pricer's share capital by not more than SEK 883,020 through an issue of not more than 8,830,200 new series B shares, each for a nominal value of SEK 0.10. Only Sagri Development AB, Purpose AB, Sverre Hollie, Michael Juuhl and Martin Bjäringer shall be entitled to subscribe for new shares with a departure from the shareholders' right of preference. The issue price shall be SEK 0.50 per share. Subscription for shares shall be made through payment in cash or through set-off no later than 15 December 2003.

The share issue shall be directed at the members of the consortium which has guaranteed that the rights issue stated above is fully subscribed. In consideration of the given guarantees the guarantors have undertaken to accept payment in the form of newly issued of series B shares.

For further information, please contact:
Jan Forssjö, President of Pricer AB: +46 8-505 582 00

***Pricer AB (publ),** founded in 1991 in Uppsala, has a world-leading position as a supplier of electronic display and information systems to the retail industry. Pricer offers electronic information systems that significantly improve customer profitability and productivity.*

With the largest product range on the market, Pricer ESL System is installed in more than 350 stores in three continents. Customers include the second largest retail chain in Europe and some of the largest retail chains in Japan. Pricer, in collaboration with highly competent partners, offer a totally integrated solution together with supplementary products, applications and services.

Pricer AB is quoted on the O-list of the OM Stockholm Exchange. For further information, please visit Pricer´s website. Registration to receive news releases automatically via e-mail can be made through the website

Pricer AB (publ)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

Website: www.pricer.com
Telephone: +46 8 505 582 00
Corporate ID number: 556427-7993

PRICER

Interim Report
January – September 2003

- **Net sales of SEK 42.8M (51.9)**
- **Result after tax of SEK -41.5M (-35.6)**
- **Result per share SEK -0.12 (-0.11)**
- **Gross margin 20 (17) per cent**
- **Operating result SEK -42.6M (-33.2)**
- **Orders received worth SEK 14.6M (45.7)**
- **Liquid funds of SEK 24.1M (82.5)**

Subsequent events

- **100 per cent guaranteed new share issue will raise SEK 55M for the company before issue- and guarantee costs**
- **Agreement with new partner in the USA, StoreNext Retail, first order received.**

OPERATIONS

During the third quarter, Pricer continued with its adopted plan and focused on negotiations with major operators. It is difficult to predict the timescale of this type of negotiations and, during the quarter, Pricer has once again seen the time parameter stretch further than anticipated. However, Pricer is involved in several ongoing evaluations and tender procedures with major retail chains and is confident that these will lead to substantial orders for the company's ESL system (Electronic Shelf Label). Pricer's strategy with strong sales partners combined with own direct sales organisation which works some markets and large international customers, stands.

In France, Pricer's subsidiary Pricer S.A enjoyed success and received major orders from Leclerc in Spain, which will be installed during the year. In Portugal, Pricer continues to negotiate for orders. In Sweden, an order from Auktionshuset Metropol AB in Stockholm identified a new area of application for exploitation. The intention is to give customers real time updates on bids with resultant improvements for both customers and Auktionshuset Metropol AB.

In Japan, Pricer's partner Ishida continued to make installations of ESL systems to the same extent as earlier in the year. One of the installations was in Ito-Yokado's newly-refurbished and largest store. Ishida also undertook the first installation in a grocery chain that is part of a large association with around 20 other chains.

Orders received amounted to SEK 5.0M (4.9) for the quarter and to SEK 14.6M (45.7) for the first nine months. At the period end, the backlog amounted to approximately SEK 198M (USD 26M). The backlog includes an order received from Ishida during 2001, for delivery to 2007 inclusive. Of this, SEK 192M (USD 25.M), remains to be delivered. The majority of Pricer's orders are made in USD and currency fluctuations affected the valuation of the backlog in SEK negatively.

Pricer believes that because of the financial position of its Korean partner, Korealink, there is uncertainty as to whether the order will be delivered. The order, which is worth approximately SEK 3M has, therefore, been removed from the backlog. Pricer continues to regard it as a binding order and will take subsequent action against Korealink.

Market

The Japanese market, which is very important for Pricer, is facing a strong expansion as the number of retail chains that have installed ESL systems has increased during the year. Pricer has further indications that a growing number of retail chains all over the world have realised the value of investing in electronic price marking systems in order to rationalise their operations and make them more efficient. Several large European retail chains are already installing or about to make very large investments in ESL systems. Many of them are in the final phases of the evaluation process, which is more a matter of selecting supplier than evaluating the ESL concept as such.

Net sales and results

Net sales amounted to SEK 15.0M (13.7) for the quarter and to SEK 42.8M (51.9) for the first nine months. During the nine month period, the majority of the deliveries have been made to Ishida - approximately half - and to the German retail chain, Metro. The decrease compared with 2002 is mainly due to reduced deliveries to the Nordic market and Korea. The majority of the invoicing was made in USD and thus affected by the negative foreign exchange rate during the first nine months.

The gross result amounted to SEK 3.4M (2.8) for the quarter and to SEK 8.5M (8.7) for the first nine months. The gross margin amounted to 23 per cent (20) for the quarter and to 20 per cent (17) for the first nine months. The downward exchange rate for the USD negatively affected the gross result and the gross margin.

Operating expenses amounted to SEK 16.5M (11.2) for the quarter and to SEK 51.1M (41.9) for the first nine months. The increased operating costs are mainly due to increased demand for customer adaptations and adaptations to different geographic markets. This, together with new development, resulted in increased costs for product development.

The operating result amounted to SEK -13.1M (-8.4) for the quarter and to SEK -42.6M (-33.2) for the first nine months.

Net financial income and expenses was SEK 0.0M (0.4) for the quarter and to SEK -1.0M (-2.4) for the first nine months.

The minority interest in the result amounted to SEK 2.1M. This included Appulse which develops software for Pricer's ESL system and which has been consolidated into the Group since the second quarter when Pricer acquired ten per cent of the company. As from the third quarter, Pricer's collaboration with Ishida – the development company, PIER – is also included in the Group. PIER develops Pricer's ESL system with the aid of new technology to meet future demands.

The net result amounted to SEK -11.0M (-8.0) for the quarter and to SEK -41.5M (-35.6) for the first nine months.

Net sales and operating result, SEK M

	Jul-Sep 2003	Jul-Sep 2002	Jan-Sep 2003	Jan-Sep 2002
Net sales	15.0	13.7	42.8	51.9
Cost of sold goods	-11.6	-10.9	-34.3	-43.2
Gross profit	3.4	2.8	8.5	8.7
Expenses	-16.5	-11.2	-51.1	-41.9
Operating result	-13.1	-8.4	-42.6	-33.2
Gross margin, %	23 %	20 %	20 %	17 %

Financial position

The cash flow from current operations was SEK -14.3M (-21.6) for the third quarter and SEK -42.1M (-58.0) for the first nine months. Liquid funds amounted to SEK 24.1M (82.5).

The cash flow for the first nine months is less positive than anticipated mainly due to the lower sales than expected sales trend. The negative USD exchange rate also affected the gross result. Increased demand for customer adaptations and adaptations to different geographic markets together with the development of new products has resulted in increased costs for product development.

Evaluations and negotiations within a number of retail chains have taken longer time than anticipated. This means that the previous evaluation has been revised and the anticipated date for a positive cash flow has been moved forward to 2005. The Board of Directors is of the opinion that the proposed new share issue will secure the company's future financing need and the company will achieve a positive cash flow during the course 2005.

When the American software group, Intactix, was acquired in 1997, Pricer was unable to contact 13 shareholders. They, therefore, did not receive payment for their shares which totalled approximately USD 133K. During the third quarter, some of the shareholders have requested payment of approximately USD 64K and Pricer is currently investigating the validity of these demands.

Expenses of SEK 1.8M for the divestment of Intactix were charged to the cash flow of investment operations, but not the result, during the first nine months. Costs of approximately SEK 5M remain for the phasing out of the Intactix Group. These have been entered as a liability. The size of the liability is affected by the development of the USD.

The county administrative court in Sweden has delivered a judgement of changed assessment relating to VAT on issue costs of SEK 3.4M which were declared in 1999 in accordance with the opinion of the National Tax Board applicable at that time. Pricer has appealed against the decision and has paid the amount but not entered it as a liability. Should the decision of the highest court be the same as that of the tax authority, Pricer will report the payment directly against equity.

Capital Expenditure

Total capital expenditure amounted to SEK 1.0M (0.3) for the quarter and to SEK 2.2M (0.9) for the first nine months.

Personnel

During the first nine months, the average number of employees amounted to 40 (36) whereof PIER and Appulse represented 5 (0). The number of employees at 30 September 2003 amounted to 50 (31) whereof PIER and Appulse represented 12 (0).

Accounting principles

This Interim Report has been prepared in accordance with the Swedish Financial Accounting Standards Council's recommendation RR20 Interim Reports.

Compared with the Annual Report 2002, the following new recommendations are applied from 1 January 2003: RR 2 Inventories, RR 22 Formulation of financial reports, RR 25 Reporting for segments, RR 26 Events after the balance sheet date, RR 27 Financial instruments – information and classification, and RR 28 Government support. The application of these recommendations has not had any significant impact on the company's results, financial position or the periods of comparison.

Otherwise, the same accounting principles have been applied for this Interim Report as for the latest adopted Annual Report.

Forecast

According to Pricer's evaluation, the market continues to grow with regard to an increase in the total installed base and more concrete interest from a number of large retail chains. The Board of Directors is of the opinion that the total market for ESL Systems is facing a breakthrough. Pricer's priority is to win the largest possible share of the market. However, evaluations and negotiations within a number of retail chains have taken longer time than anticipated. In August, the Board of Directors changed its previous assessment that Pricer's operations would generate a positive cash flow during the first half of 2004 and moved the date forward approximately one year. In preparing the new share issue the Board has made a new estimation that the company will report a positive cash flow during the course of 2005.

Subsequent events

After the end of the reporting period, the Board of Directors decided – subject to the approval by an Extraordinary General Meeting on 14 November 2003 – to implement a new issue of class B shares with a right of preference for the company's shareholders. On full subscription to the issue, Pricer will raise approximately SEK 55M before issue and guarantee costs. Undertakings to subscribe with the support of a right of preference and guarantees have been received resulting in a 100 per cent guaranteed issue. A payment amounting to 10 per cent of the guaranteed amount will be made to the guarantors in the form of newly-issued shares but this will only apply to the portion subscribed over and above their existing holdings.

Pricer has signed a distributor agreement with StoreNext Retail and is making an effort on the North American market. The first ESL order on a store in Connecticut has already been taken. StoreNext is a company jointly-owned by Fujitsu Transaction Solutions and Retalix in the USA. The company offers PoS (point of sale) solutions for cash systems to the retail trade and has a network of 50 resellers across the North American Continent.

Next reporting date

The Year-End Report for January-December 2003 will be published on 12 February 2004.

Sollentuna, 14 November 2003
Pricer AB (publ)

Jan Forssjö, President

We have reviewed this Interim Report in accordance with the recommendation issued by the Swedish Institute of Authorised Public Accountants, FAR. A review is significantly limited compared with an audit. Nothing has emerged which indicates that the Interim Report does not comply with the requirements in the Annual Accounts Act.

Stockholm, 14 November 2003

Per Bergman
Authorised Public Accountant

Kari Falk
Authorised Public Accountant

For further information, please contact:
Jan Forssjö, President of Pricer AB: +46 8-505 582 00

***Pricer AB (publ)**, founded in 1991 in Uppsala, has a world-leading position as a supplier of electronic display and information systems to the retail industry. Pricer offers electronic information systems that significantly improve customer profitability and productivity.*

With the largest product range on the market, Pricer ESL System is installed in more than 350 stores in three continents. Customers include the second largest retail chain in Europe and some of the largest retail chains in Japan. Pricer, in collaboration with highly competent partners, offer a totally integrated solution together with supplementary products, applications and services.

Pricer AB is quoted on the O-list of the OM Stockholm Exchange. For further information, please visit Pricer´s website. Registration to receive news releases automatically via e-mail can be made through the website

Pricer AB (publ)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

Website: www.pricer.com
Telephone: +46 8 505 582 00
Corporate ID number: 556427-7993

CONSOLIDATED INCOME STATEMENT - SUMMARY Amounts in SEK M	**Q 3 2003**	**Q 3 2002**	**9 month 2003**	**9 month 2002**	**Full year 2002**
Net sales	15.0	13.7	42.8	51.9	73.9
Cost of goods sold	-11.6	-10.9	-34.3	-43.2	-59.9
Gross result	**3.4**	**2.8**	**8.5**	**8.7**	**14.0**
Sales and administrative expenses	-10.0	-8.6	-33.6	-32.2	-44.1
Research and development expenditure	-6.5	-2.6	-17.5	-9.7	-14.7
Operating result	**-13.1**	**-8.4**	**-42.6**	**-33.2**	**-44.8**
Financial income and expenses. net	0.0	0.4	-1.0	-2.4	-1.7
Result after financial items	**-13.1**	**-8.0**	**-43.6**	**-35.6**	**-46.5**
Other taxes	**0.0**	**0.0**	**0.0**	**0.0**	-
Minority interest in the result	**2.1**	-	**2.1**	-	-
Net result for the period	**-11.0**	**-8.0**	**-41.5**	**-35.6**	**-46.5**

Result per share. number of shares	**Q 3 2003**	**Q 3 2002**	**9 month 2003**	**9 month 2002**	**Full year 2002**
Result per share in SEK	-0.03	-0.02	-0.12	-0.11	-0.16
Result per share in SEK. with full dilution	-0.03	-0.02	-0.12	-0.11	-0.16
Number of shares. millions	332.2	332.2	332.2	332.2	299.9
Number of shares. millions. with full dilution	357.9	357.9	357.9	357.9	356.2

SALES BY GEOGRAPHIC MARKET* Amounts in SEK M	**Q 3 2003**	**Q 3 2002**	**9 month 2003**	**9 month 2002**	**Full year 2002**
The Nordic countries	1.3	3.0	5.0	10.8	13.9
Other European countries	10.0	7.5	16.7	17.1	24.5
Asia	3.7	3.1	21.0	23.8	35.3
The rest of the world	0.0	0.1	0.1	0.2	0.2
Total sales	**15.0**	**13.7**	**42.8**	**51.9**	**73.9**

** Pricer is currently working exclusively with one identifiable primary segment. operation. and therefore. only reports sales distributed by region.*

CONSOLIDATED BALANCE SHEET-SUMMARY

Amounts in SEK M	2003-09-30	2002-09-30	2002-12-31
Patent and licence rights	13.7	16.7	15.9
Total intangible fixed assets	**13.7**	**16.7**	**15.9**
Tangible fixed assets	3.9	2.8	3.6
Total fixed assets	**17.6**	**19.5**	**19.5**
Inventories	13.1	11.9	10.0
Current receivables	21.6	26.2	27.0
Liquid funds	24.1	82.5	70.5
Total current assets	**58.8**	**120.6**	**107.5**
TOTAL ASSETS	**76.4**	**140.1**	**127.0**
Shareholders' equity	**46.3**	**100.3**	**88.0**
Minority shareholding	**-2.1**	**-**	**-**
Provisions	**4.6**	**7.6**	**6.6**
Other current non-interest-bearing liabilities	27.6	32.2	32.4
Total liabilities	**27.6**	**32.2**	**32.4**
TOTAL EQUITY. PROVISIONS AND LIABILITIES	**76.4**	**140.1**	**127.0**
Pledged assets*	10.7	33.9	33.9
Equity per share. SEK	0.14	0.30	0.26
Equity per share with full dilution. SEK	0.14	0.30	0.26

CHANGE IN EQUITY

Amounts in SEK M	2003-09-30	2002-09-30	2002-12-31
Equity at the start of the period	**88.0**	**43.2**	**43.2**
New share issue	0.0	92.9	91.1
Warrant programme. employees	0.0	0.0	0.3
Translation difference	-0.2	-0.2	-0.1
Net result for the period	-41.5	-35.6	-46.5
Equity at the period end	**46.3**	**100.3**	**88.0**

CONSOLIDATED CASH FLOW STATEMENT-SUMMARY Amounts in SEK M	**Q 3 2003**	**Q 3 2002**	**9 month 2003**	**9 month 2002**	**Full year 2002**
Result after financial items	-13.1	-8.0	-43.6	-35.6	-46.5
Adjustment for items which are not included in the cash flow	-0.2	-0.8	1.2	4.2	3.2
Change in working capital	-1.0	-12.8	0.3	-26.6	-26.0
Cash flow from current operations	**-14.3**	**-21.6**	**-42.1**	**-58.0**	**-69.3**
Cash flow from investment operations	**-1.4**	**-0.5**	**-3.9**	**-1.6**	**-2.9**
Cash flow from financial operations	**0.0**	**2.9**	**0.0**	**70.5**	**70.1**
Cash flow in the period	**-15.7**	**-19.2**	**-46.0**	**10.9**	**-2.1**
Liquid funds at the start of the period	39.3	98.9	70.5	72.8	72.8
Exchange difference in liquid funds	0.5	2.8	-0.4	-1.2	-0.2
Liquid funds at the end of the period	**24.1**	**82.5**	**24.1**	**82.5**	**70.5**
Less blocked bank deposits	-0.2	-0.2	-0.2	-0.2	-0.2
Unutilised overdraft facility	2.9	3.2	2.9	3.2	3.1
Disposable funds at the end of the period	**26.8**	**85.5**	**26.8**	**85.5**	**73.4**

KEY FIGURES. Group Amounts in SEK M	**Q 3 2003**	**Q 2 2003**	**Q 1 2003**	**Q 4 2002**	**Q 3 2002**
Orders received	5.0	7.4	2.2	9.3	4.9
Orders received. moving four quarters	23.9	23.8	34.5	55.0	52.3
Net sales	15.0	14.4	13.4	22.0	13.7
Net sales. moving four quarters	64.8	63.5	69.6	73.9	62.7
Operating result	-13.1	-13.0	-16.5	-11.7	-8.4
Operating result. moving four quarters	-54.3	-49.6	-48.3	-44.9	-59.1
Net result for the period	-11.0	-14.2	-16.3	-10.9	-8.0
Cash flow from current operations	-14.3	-19.7	-8.1	-11.5	-21.6
Cash flow from current operations. moving four quarters	-53.6	-60.9	-58.1	-69.5	-73.8
Number of employees at the period end	50	44	33	32	31
Equity ratio	61%	62%	63%	69%	72%


Net sales, MSEK
80
70
60
50
40
30
20
10
0
Q3 '02
Q4 '02
Q1 '03
Q2 '03
Q3 '03
Pricer Group
Moving 4 quarters Pricer


Operating result MSEK
Q3 '02
Q4 '02
Q1 '03
Q2 '03
Q3 '03
0
-15
-30
-45
-60
-75
Pricer Group
Moving 4 quarters, Pricer


Cash flow from operations, MSEK
Q3 '02
Q4 '02
Q1 '03
Q2 '03
Q3 '03
Operating cash flow each Q
Moving 4 quarters
0
-10
-20
-30
-40
-20
-40
-60
-80
Pricer Group
Moving 4 quarters


Number of employees
50
40
30
20
10
0
Q3 '02
Q4 '02
Q1 '03
Q2 '03
Q3 '03
Q 2 2003 incl. Appulse 9 employees.
Q 3 2003 incl. Appulse and PIER AB


Order Entry, MSEK
70
60
50
40
30
20
10
0
Q3 '02
Q4 '02
Q1 '03
Q2 '03
Q3 '03
Pricer Group
Moving 4 quarters


Net result, MSEK
0
-10
-20
-30
-40
-50
-60
Q3 '02
Q4 '02
Q1 '03
Q2 '03
Q3 '03
Pricer Group
Moving 4 quarters